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                                                              Filed by @plan.inc
                           Pursuant to Rule 425 under the Securities Act of 1933
                                 and deemed filed pursuant to Rule 14a-12 of the
                                                 Securities Exchange Act of 1934

                                                      Subject Company: @plan.inc
                                                     Commission File No. 0-25575


INVESTORS ARE URGED TO READ THE VARIOUS FILINGS OF DOUBLECLICK INC. AND @PLAN.INC WITH THE SECURITIES AND EXCHANGE COMMISSION, INCLUDING THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS THAT HAVE BEEN FILED (REGISTRATION NO. 333-50840) WITH RESPECT TO THE TRANSACTION DESCRIBED BELOW, BECAUSE THEY CONTAIN IMPORTANT INFORMATION.

FOR IMMEDIATE RELEASE                        CONTACT: Jennifer Blum
                                                      DoubleClick (Press)
                                                      212.381.5705
                                                      jblum@doubleclick.net

                                                      Bruce Dalziel
                                                      DoubleClick (Investors)
                                                      212.683.0001
                                                      bdalziel@doubleclick.net

             DOUBLECLICK ANNOUNCES FINAL TERMS OF @PLAN ACQUISITION

                  -- Transaction Expected to Close Tomorrow --

NEW YORK, February 1, 2001 - DoubleClick Inc. (Nasdaq: DCLK), the leading digital marketing solutions company, today announced the final terms of its acquisition of @plan.inc (Nasdaq: APLN), a leading provider of online market research planning systems. As required by the terms of the merger agreement, DoubleClick elected to pay $3.45 in cash and .2829 of a share of DoubleClick Common Stock for each share of @plan Common Stock.

The transaction is expected to close tomorrow following the @plan shareholders' meeting.

ABOUT DOUBLECLICK INC.

DoubleClick is building the infrastructure that makes marketing work in the digital world. Combining media, data and technological expertise, DoubleClick allows marketers to deliver the right message, to the right person, at the right time, while helping Web publishers maximize their revenue and build their business online. DoubleClick Inc. has Global headquarters in New York City and maintains over 40 offices around the world.

ABOUT @PLAN

@plan Inc. is an online business to business exchange for optimizing Internet advertising and merchandising strategies through its target market research planning systems. The Company's systems are specifically designed for Internet advertisers, advertising agencies, Web publishers, online retailers and consumer brand marketers. The Company's internally developed systems, which clients access through the Company's Web site, combine @plan's database of consumer lifestyle, product preference and demographic data with powerful technology that enables the Company's clients to perform queries and searches to plan campaigns and strategies.


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Cautionary Note Regarding Forward-Looking Statements under the Private
Securities Litigation Reform Act of 1995: This news release contains statements of a forward-looking nature relating to the future events or the future financial results of DoubleClick. Investors are cautioned that such statements are only predictions and that actual events or results may differ materially. In evaluating such statements, investors should specifically consider the various factors which could cause actual events or results to differ materially from those indicated from such forward-looking statements, including the matters set forth in DoubleClick's reports and documents filed from time to time with the Securities and Exchange Commission.

Additional Information and Where to Find It: DoubleClick filed a Registration Statement on Form S-4 with the Securities and Exchange Commission (Registration No. 333-50840) and @plan filed a proxy statement with the SEC in connection with the merger, and DoubleClick and @plan mailed a Proxy Statement/Prospectus to shareholders of @plan containing information about the merger. Investors and security holders are urged to read the Registration Statement and the Proxy Statement/Prospectus carefully. The Registration Statement and the Proxy Statement/Prospectus contain important information about DoubleClick, @plan, the merger, the persons soliciting proxies relating to the merger, their interests in the merger, and related matters. Investors and security holders may obtain free copies of these documents as well as each company's other SEC filings, through the website maintained by the SEC at http://www.sec.gov/. Free copies of the Proxy Statement/Prospectus and DoubleClick's other SEC filings may be obtained from DoubleClick by directing a request through the Investors Relations portion of DoubleClick's website at http://www.doubleclick.net/ or by mail to DoubleClick Inc., 450 West 33rd Street, New York, NY 10001, Attention: Investor Relations, Telephone: (212) 683-0001. Free copies of the Proxy Statement/Prospectus and @plan's other SEC filings may be obtained from @plan by directing a request through the Investors Relations portion of @plan's website at http://www.webplan.net/ or by mail to @plan.inc, Three Landmark Square, Suite 400, Stamford, CT 06901, Attention: Investor Relations, Telephone: (203) 961-0340.

In addition to the Registration Statement and the Proxy Statement/Prospectus, DoubleClick and @plan file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by DoubleClick or @plan at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. DoubleClick's and @plan's filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.

Participants in Solicitation: @plan and DoubleClick and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from @plan's shareholders in favor of the adoption of the merger agreement. A description of any interests that @plan's and DoubleClick's directors and executive officers have in the merger is available in the Proxy Statement/Prospectus.